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                                                                     EXHIBIT 5.1


                        [HUGHES & LUCE, L.L.P. LETTERHEAD]

                               November 24, 1997

Securities and Exchange Commission
Judiciary Plaza
450 Fifth St., N.W.
Washington, D.C. 20549




Ladies and Gentlemen:

     We have acted as special counsel to Rutherford-Moran Oil Corporation, a Delaware corporation ("RMOC"), Rutherford-Moran Exploration Company, a Delaware corporation ("RMEC"), Thai Romo Holdings, Inc., a Delaware corporation ("TRH") and Thai Romo Limited, a limited liability company organized under the laws of the Kingdom of Thailand ("Thai Romo", and, collectively with RMEC and TRH, the "Subsidiary Guarantors"), in connection with the Company's Registration Statement on Form S-4 to be filed with the Securities and Exchange Commission (the "Commission") on November 25, 1997 under the Securities Act of 1933, as amended, with respect to the exchange of an aggregate principal amount of up to $120 million of 10 3/4 Senior Subordinated Notes due 2004 of RMOC (the "New Notes") for a like aggregate principal amount of the issued and outstanding
10 3/4 Senior Subordinated Notes of RMOC due 2004 (the "Old Notes").

     In rendering this opinion, we have examined and relied upon executed originals, counterparts or copies of such documents, records and certificates (including certificates of public officials and officers of RMOC and the Subsidiary Guarantors) as we considered necessary or appropriate for enabling us to express the opinions set forth herein. In all such examinations, we have assumed the authenticity and completeness of all documents submitted to us as originals and the conformity to originals and completeness of all documents submitted to us as photostatic, conformed, notarized or certified copies.

     Based on the foregoing, we are of the opinion that the New Notes have been duly authorized and, when the Registration Statement has become effective and the New Notes have been duly executed, authenticated, issued and delivered in accordance with the Registration Rights Agreement dated as of September 29, 1997 between RMOC and Credit Suisse First Boston Corporation, NationsBanc Capital Markets, Inc., Bear, Stearns & Co. Inc. and Chase Securities Inc. and the Indenture dated as of September 29, 1997 between RMOC and Bank of Montreal Trust Company (the "Indenture") against payment therefor, such New Notes will be
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November 24, 1997
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legally issued and will constitute the valid and legally binding obligations of
RMOC in accordance with their terms.

     In connection with our opinion above, we have assumed that at or prior to the time of delivery of the New Notes, the authorization of the New Notes will be applicable to each New Note, will not be modified or rescinded and there will not have occurred any change in law affecting the validity or enforceability of such New Notes. We have also assumed that the issuance and delivery of the New Notes will not violate any applicable law or will not result in a violation of any provision of any instrument or agreement then binding on RMOC, or any restriction imposed by any court or governmental body having jurisdiction over RMOC.

     This opinion may be filed as an exhibit to the Registration Statement. We also consent to the reference to this firm as having passed on the validity of the New Notes under the caption "Legal Matters" in the Registration Statement. In giving this consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.


                                                  Very truly yours,



                                                  /s/ HUGHES & LUCE, L.L.P.
                                                  ------------------------------
                                                  Hughes & Luce, L.L.P.